UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dutchess Holdings Corp.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

NLBDIT 2010 Services, LLC
c/o Sunrise Securities Corp.
600 Lexington Avenue, 23rd Floor
Attn: Samir Masri
516-466-6193
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

NLBDIT 2010 Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Nathan Low 2008 Irrevocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Nathan A. Low

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0.0001 per share (the “Common Stock”) of Dutchess Holdings Corp. with principal executive offices located c/o Samir Masri CPA Firm P.C., 175 Great Neck Rd., Suite 403, Great Neck, NY 11021 (the “Issuer” or “Company”).

Item 2. Identity and Background.

(a)          The names of the reporting persons are NLBDIT 2010 Services, LLC (the "NLBDIT"), the Nathan Low 2008 Irrevocable Trust (the “Trust”) and Nathan A. Low (“Low”, each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)          The business address of the Reporting Persons is c/o Sunrise Securities Corp., 600 Lexington Avenue, 23rd Floor, New York, NY 10022.

(c)          Nathan Low is the founder and President of Sunrise Securities Corp, a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA).

(d)          During the last five years none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           NLBDIT and the Trust are each incorporated in Nevada. Mr. Low is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On November 25, 2013, in connection with a change in control transaction, the Company repurchased 5,000,000 shares of common stock from the NLBDIT in consideration for $60,000.

Item 4. Purpose of Transaction.

As described in Item 3 above, the purpose of the transaction was the result of a change in control transaction.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this filing, the Reporting Persons currently do not own any shares of common stock of the Issuer.

(b)	Not applicable.

(c)	The description of the transactions described in Item 3 herein, is incorporated herein by this reference.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be the beneficial owner of more than five percent of the Company’s common stock on November 25, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NLBDIT 2010 Services, LLC

By: /s/ Samir Masri	11/27/2013
Samir Masri, Manager	Date

The Nathan Low 2008 Irrevocable Trust

By: /s/ Nathan A. Low	11/27/2013
Nathan A. Low, Family Trustee	Date

/s/ Nathan A. Low	11/27/2013
Nathan A. Low	Date